Filed Pursuant to Rule 433

Registration No. 333-217781

Free Writing Prospectus dated June 12, 2017

Relating to the Preliminary Prospectus

Supplement dated June 12, 2017

To the Prospectus dated May 8, 2017

Kemper Corporation

$200,000,000

4.350% Senior Notes due 2025

Final Term Sheet

Issuer:	Kemper Corporation

Security Type:	Senior Notes

Format:	SEC Registered

Anticipated Ratings / Outlook:*	Moody’s: Baa3 / Stable; S&P: BBB- / Stable; Fitch: BBB- / Stable

Principal Amount:

$200,000,000

The notes offered hereby (the “new notes”) are an additional issuance of Kemper Corporation’s 4.350% Senior Notes due 2025, of which Kemper Corporation issued an initial $250,000,000 aggregate principal amount (the “existing notes”) on February 24, 2015. The new notes and the existing notes will be treated as part of a single series for all purposes under the indenture governing the 4.350% Senior Notes due 2025. The new notes will be fungible with the existing notes immediately upon issuance. Upon the issuance of the new notes, the aggregate principal amount of the existing notes and the new notes will be $450,000,000.

Trade Date:	June 12, 2017

Settlement Date:	June 19, 2017 (T+5)

Maturity Date:	February 15, 2025

Interest Payment Dates:	February 15 and August 15, commencing on August 15, 2017

Interest Payment Frequency	Semi-annually

Coupon (Interest Rate):	4.350% per annum

Price to Public:	101.193% (plus accrued interest from February 15, 2017)

Net Proceeds (Before Expenses):	$201,086,000 (does not include accrued interest from February 15, 2017 to the delivery date (totaling $2,996,666.67, assuming that the new notes are delivered to purchasers on June 19, 2017))

Benchmark Treasury:	2.375% due May 15, 2027

Benchmark Treasury Price/Yield:	101-14+/2.211%

Spread to Benchmark Treasury:	+ 195 bps

Re-offer Yield to Worst:	4.161%

Optional Redemption:

Prior to November 15, 2024, we may redeem the notes, in whole at any time or in part from time to time, at our option at a redemption price equal to accrued and unpaid interest on the notes being redeemed to, but excluding, the redemption date plus the greater of (a) 100% of the principal amount of the notes to be redeemed and (b) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points.

On or after November 15, 2024 (three months prior to their maturity date), we may redeem the notes, in whole at any time or in part from time to time, at our option at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest on the notes being redeemed to, but excluding, the redemption date.

CUSIP / ISIN:	488401AB6 / US488401AB66

Joint Book-Running Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Fifth Third Securities, Inc. PNC Capital Markets LLC Samuel A. Ramirez & Company, Inc. Sandler O’Neill & Partners, L.P. The Williams Capital Group, L.P.

*	The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

It is expected that delivery of the new notes will be made against payment therefor on or about June 19, 2017, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the new notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the new notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the new notes who wish to trade the new notes on the date of pricing and the next succeeding business day should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533, or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

This communication should be read in conjunction with the preliminary prospectus supplement, dated June 12, 2017, and the accompanying prospectus, dated May 8, 2017. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying prospectus.

The following paragraph is added under the existing second paragraph under “Underwriting—Affiliations” in the preliminary prospectus supplement:

Associated Investment Services, Inc. (AIS), a Financial Industry Regulatory Authority member, a subsidiary of Associated Banc-Corp, is being paid a referral fee by Samuel A. Ramirez & Company, Inc.

The first paragraph under “Underwriting—Affiliations” in the preliminary prospectus supplement is amended by replacing the last sentence thereof with the following:

Affiliates of J.P. Morgan Securities LLC., Fifth Third Securities, Inc. and PNC Capital Markets LLC are agents and/or lenders under our revolving credit agreement, while J.P. Morgan Securities LLC acted as a joint bookrunner and joint lead arranger thereunder.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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